June 1, 2009
Mr. Mark Webb
Branch Chief, Financial Services Group
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Cascade Financial Corporation Form 10-K Filed March 13, 2009 File No. 000-25286
Dear Mr. Webb:
In reference to the inquiries contained in your letter to us of May 11, 2009, and received on May 21st, Cascade Financial Corporation submits:
Form 10-K for the year ended December 31, 2008
Allowance for Loan Losses/Non-performing Loans, page 11
1.	We note your disclosure regarding the increase in non-performing loans. Further we note the increase is primarily attributable to construction loans. Given the significant increase during 2008 (approximately $39 million), please tell us and revise your future filings to provide the following additional information regarding these loans:
•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and

•	If few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:
•	General information about the borrower (i.e., residential homebuilder, commercial or residential land developer, etc.)

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred.
•	Provide us with your proposed future disclosure.

Mr. Mark Webb
June 1, 2009
Page Two
Response:
Future proposed disclosures on this topic will be comparable to those provided below in response to your request for additional disclosure related to the increase in non-performing loans during 2008. As with our Form 10-Q for the quarter ended March 31, 2009, we intend to continue to also include a table that breaks down the non-accruals and the changes in those categories for each fiscal period.
The increase in non-performing loans during 2008 was primarily due to deterioration in four residential real estate construction relationships. The loans were made for land acquisition and development and/or residential real estate construction projects located in the Puget Sound region of Washington State. All loans are collateralized by the property which the loan was used to develop. The loans were placed on non-accrual when the Company determined that the borrowers would not be able to make the principal and interest payments in a timely manner as required in the underlying promissory notes.
Ranging from $3.1 million to $18.6 million, these four borrowing relationships total $35.3 million, or 88% of the increase in non-performing loans. Of the $40.3 million of non-performing loans as December 31, 2008, construction loans represented 98% percent, while business loans represented 2%. The other designated loan categories had no non-performing loans other than a $2,500 consumer loan.
The Company conducts an ongoing evaluation of its adversely classified credits including monthly loan reviews, monitors sales activities on the properties collateralizing these loans and the real estate market in general, obtains updated appraisals regarding the property in question when deemed appropriate, obtains current financial statements from the borrowers and any guarantors when a loan is in question, assesses economic trends, and prepares an impairment analysis of the loan and relationship on at least a quarterly basis. From this analysis, the Company determines the amount of charge-offs and/or impairment for any particular loan or relationship.
2.	We note the large increase in your unallocated allowance during 2008. Please tell us, and in future filings, disclose the underlying reason(s) for the increase. Provide us with your proposed future disclosure.
Response:
Cascade will revise future filings to increase its disclosures regarding its unallocated allowance, and will provide the following additional information in a similar format for the year ended December 31, 2009.
The large increase in the unallocated reserve during 2008 is due to increasing risk factors demonstrated by a significant increase in adversely classified loans, and an increase in net charge-offs. The Company’s allocation factors for building the allowance, which were based

Mr. Mark Webb
June 1, 2009
Page Three
upon historical loss rates over the past, were augmented to reflect the potential losses embedded in the loan portfolio as real estate property values have dropped and sales slowed. Therefore, an increase in the unallocated reserve using qualitative factors provided, in management’s opinion, the best alternative to address the significant adverse risk represented by the current economic recession.
As the Company experiences actual losses, it will adjust its allocation factors to the relevant loan categories. It is our goal to reduce the unallocated reserve as a percentage of the total allowance and assign the allowance to particular loans and/or loan categories.
With the addition of the allowance allocation table as mentioned in Question 9, our subsequent disclosures in future filings will also explain any change in the components of the ALL.
Item 11. Executive Compensation
3.	Please advise us why you have not provided the targets for net income, level of earnings per share, and return on equity. See Instruction 4 to Item 402(b) of Regulation S-K.
Response:
After discussion with the staff, and further review of Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide the requested additional data with future filings. The following is how the prior disclosure would have been restated to include the additional data:
The Compensation Committee retains the discretion to determine any incentive pay to the CEO. In January of each year, the Committee meets with the CEO to establish a target bonus determined as a percentage of the net profit of the Company, before tax, excluding any extraordinary items according to generally accepted accounting principles (GAAP). In 2008, the percentage was established at 1.5%. This percentage establishes the general range for any bonus. At the January meeting, the Compensation Committee and CEO also agreed upon numerical target levels to measure performance. The numerical targets for 2008 were:
1.	Net income before taxes — $25,010,000

2.	Diluted earnings per share — $1.35

3.	Return on equity — 12.86%

Mr. Mark Webb
June 1, 2009
Page Four
In determining the final bonus, the Committee considers how the Company performed in relation to the numerical targets, and also factors in the quality of the leadership of the CEO throughout the year, and the efforts and success of the CEO in achieving goals established in the Company’s strategic plan approved by the Board. In 2008, none of the numerical target levels of performance were attained; however, the Committee determined that the CEO had managed the Company well in an extraordinarily difficult market. The Committee therefore approved a bonus at the 1.5% level, or $24,765. The $24,765 bonus compared to a bonus of $343,935 in 2007 and $297,450 in 2006.
Item 13. Certain Relationships and Related Transactions
4.	In future filings, please state, if true, that the loans to insiders are on the same terms, etc., as loans made with persons not related to the bank. See Item 404 of Regulation S-K.
Response:
In future filings, we will revise the disclosure that was included in our Proxy Statement (page 33), Part III of which was incorporated by reference into the Form 10-K, so that it will read as follows:
“The loans (with certain directors or executive officers of the Company) were in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank and did not involve more than normal risk of collectibility or present other unfavorable features. ”
Exhibit 13
Notes to Consolidated Financial Statements
Note 1—Summary of Significant Accounting Policies
(d) Federal Home Bank Stock, page 17
5.	Please address the following regarding your disclosure regarding your investment in stock of the Federal Home Loan Bank of Seattle, including your statement that the stock is redeemable at par:
•	Please revise your disclosures in future filings to discuss the regulatory order issued to the FHLB Seattle that generally requires approval prior to redeeming or paying dividends on common stock.

•	Please refer to paragraph 8(i) of SOP 01-6 and revise your future filings to more clearly disclose your impairment policies for these investments. Clearly disclose how you determined this investment was not other than

Mr. Mark Webb
June 1, 2009
Page Five
temporarily impaired as of the balance sheet date. Discuss the positive and negative factors you considered, including the fact that the FHLB Seattle is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they have had a significant amount of losses prior to December 31, 2008, and that they had cumulative losses for the twelve months ended December 31, 2008.

•	Provide us with your proposed future disclosure.
Response:
Our proposed future disclosure is as follows:
At March 31, 2009, the Bank held FHLB of Seattle stock with a par value of $11.20 million. The FHLB of Seattle is subject to a regulatory order from the Federal Housing Finance Authority (FHFA) due to losses that have eliminated the FHLB’s retained earnings. Even though the regulatory order limits the payment of dividends and the ability to redeem stock, the Company does not anticipate any impairment with this asset. According to the AICPA Guide, FHLB stock does not have a readily determinable value for the purposes of FASB Statement 115, Accounting for Certain Investment in Debt and Equity Securities, and the equity ownership rights are more limited than would be the case with a public company because of the FHFA’s oversight role in approving dividends. FHLB stock is viewed as a long-term investment security, which should be carried at historical cost. Thus, when evaluating FHLB stock for impairment, its value should be determined on the ultimate recoverability of the par value rather than recognizing temporary declines in value. The FHLB of Seattle continues to represent that its actual losses on its investment portfolio should be dramatically lower than the impairment charges that it has taken to date. If this statement is accurate, the FHLB should return to operating earnings in the future.
On April 10, 2009, FASB announced new guidance regarding the recognition and presentation of OTTI. The new guidance, through a one-time adjustment at the time of adoption, restores most of the retained earnings of the Seattle Bank that were depleted due to OTTI charges taken in 2008.
While the regulatory order remains in place, there are other mitigating factors regarding the long-term financial health of the Seattle Bank, and therefore the Seattle Bank’s ability to retain to earnings, restore a dividend, and redeem its stock at par value. According to the Seattle Bank’s 2008 Annual Report, if this accounting treatment had been in place, the Bank would have shown net income of $91.0 million rather than the reported loss of $199.4 million. Further, arguing against an OTTI charge is that of the $7.6 billion of mortgage backed securities that were held by the Seattle Bank as of December 31, 2008, $7.5 billion were still rated AAA, including $2.0 billion that were guaranteed by another Government Sponsored Enterprise. Only $13 million, or .04% of the entire portfolio, is below investment grade, which implies actual losses will be lower than the recognized losses as of December 31, 2008.

Mr. Mark Webb
June 1, 2009
Page Six
We shall prepare an impairment policy to be approved by our Board, which will be disclosed in future filings.
Note 12—Stockholder’s Equity, page 32
6.	Please revise your future filings to provide more transparent footnote disclosure about the issuance of the Series A preferred stock and related warrants to Treasury. Please tell us and revise future filings to disclose the specific methods and assumptions used to determine the respective fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.
Response:
Cascade will revise future disclosures, which will add to the basic disclosure concerning the issuance of 38,970 shares of preferred stock and 863,442 of warrants to the U.S. Treasury under the Capital Purchase Program.
GAAP requires that the proceeds from the issuance of the preferred stock be apportioned between the value of the warrants and the value of the preferred stock. The Company computed a fair value of the warrants using the Black-Scholes option valuation model. The assumptions in deriving the value were a 34% volatility rate of Cascade common stock, a 2.60% annual dividend rate on Cascade common stock, a 2.75% risk-free interest rate, which corresponded to the yield on the 5-year Treasury note at the time of the issuance, and an assumed life of 5 years. Since the Company intends to redeem the preferred stock before the dividend rate increases to 9% at the end of 5 years, it has assumed a 5-year life for this stock. The resulting value for the warrants was $2.389 million.
The value of the warrants was subtracted from the par value of the Series A preferred stock of $38.970 million. Therefore, the carrying value of the preferred was $36.581 million as of the issuance date (November 21, 2008) and $36.616 million as of December 31, 2008. The discount between the par value of the preferred stock and the initial value of the warrants will be amortized over the expected 5-year life of the instruments at $105,000 per quarter. The carrying value of the preferred is increased by that amount, with a resulting charge to retained earnings. The stated value of the warrants will remain at $2.389 million until exercise or expiration.
Signatures
7.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.
Response:
The Principal Accounting Officer of Cascade Financial Corporation is Lars Johnson, who is also the EVP and Chief Financial Officer of the Company. We will amend the 10-K filing to add Mr. Johnson’s additional role as Principal Accounting Officer to his titles.

Mr. Mark Webb
June 1, 2009
Page Seven
8-K filed April 12, 2009
8.	We note your presentation here of “return on tangible entity” and “tangible book value per share.” Similarly, you present “return on average tangible common equity” in your Form 10-K and recent Form 10-Q. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:
•	To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•	To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•	To the extent you disclose or release publicly any material information that include a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide reconciliation to the most closely comparable GAAP measure.
Response:
Since many investors focus on tangible equity, our financial releases will continue to provide that information, so long as there is a significant difference between the GAAP measures and the tangible measures. Our releases currently provide a reconciliation of the amount of GAAP equity and tangible equity. Our releases show that GAAP ROE is presented immediately preceding the ROE on a tangible equity basis as it does with GAAP and tangible book value per share.
We shall make every effort to comply with the disclosure requirements of Item 10(e) (1) (i) of Regulation S-K when presenting non-GAAP measures in our future filings.
Form 10-Q for March 31, 2009
Management Discussion and Analysis, page 15
9.	In light of the significant activity within your allowance in recent periods, please revise your future interim filings to provide a tabular breakdown of the allocation of your allowance similar to that provided as of year- end.

Mr. Mark Webb
June 1, 2009
Page Eight
Response:
Cascade will revise future 10-Q filings to include a tabular breakdown of the allocation of the allowance in the form of the allocation table on page 14 of our 2008 10-K. For the quarter ended March 31, 2009, that table would be:

	March 31, 2009		December 31, 2008
(Dollars in thousands)	Amount	%	Amount	%

Business	$2,708	22.42	$3,193	38.55
Construction	7,309	60.53	4,341	32.31
Commercial real estate	1,423	11.78	610	9.77
Multi-family	145	1.20	149	6.90
Consumer	304	2.52	333	2.45
Residential	187	1.55	253	10.02
Unallocated	12,944	—	7,560	—
Total allowance for loan losses	$25,020	100.00	$16,439	100.00
10.	Please address the following regarding your presentation of the two Efficiency Ratios on page 16, one of which is adjusted to exclude the $858,000 OTTI charge. This adjusted Efficiency Ratio does not appear to be based on the definition provided by your primary banking regulator, and therefore is considered to be a non-GAAP measure under Item 10(e) of Regulation S-K.
•	It appears that this measure is being adjusted for recurring charges and therefore may be a prohibited measure under Item 10(e)(2) of Regulation S-K. Tell us how you considered the guidance of Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site in considered whether this measure is prohibited.

•	If you are able to support that this measure is not prohibited, please revise your future filings to provide the disclosures required by Item 10(e)(1). Please clearly label this measure as non-GAAP and to reflect the fact that it is adjusted. Disclose how management uses the measure and why you believe the measure is useful to investors.

Mr. Mark Webb
June 1, 2009
Page Nine
Response:
The FDIC defines efficiency ratio as:
Non-interest expense less amortization of intangible assets as a percent of net interest income plus non-interest income. This ratio measures the proportion of net operating revenues that are absorbed by overhead expenses, so that a lower value indicates greater efficiency.
Although we did take a large OTTI charge for the Fannie Mae and Freddie Mac preferred stock in the quarter ending September 30, 2008, we do not anticipate OTTI charges for these or any other investments to be “recurring.” The carrying value of the Fannie Mae and Freddie Mac preferred stock is a combined $346,000 as of March 31, 2009, and the Company intends to liquidate these investments in the near future. Page 10 of the Form 10-Q for the quarter ended March 31, 2009, discusses the source and nature of the OTTI charge.
We presented the efficiency ratio with the OTTI right before the efficiency ratio excluding OTTI in our Form 10-Q for the quarter ended March 31, 2009. The reason for including it was, in management’s judgment, the GAAP efficiency ratio alone does not present as accurate a measure of the portion of net operating revenues that are absorbed by overhead expenses. Just as the Provision for Loan Losses is excluded from the calculation of the efficiency ratio, we believe that the adjusted measure gives investors a more representative picture of the run rate of our operations.
On page 16 of our 10-Q for the quarter ending March 31, 2009, we state that the lower efficiency ratio is adjusted for the OTTI charge. We provide the unadjusted measure as well so the investor/user of our financial statements can decide which measure provides the more accurate assessment. A tabular reconciliation of GAAP and the non-GAAP efficiency ratio would be:

(000’s of $)	March 31, 2009	March 31, 2008

Other expenses	$8,573	$6,935
OTTI	858	—
Adjusted other expenses	7,715	6,935

Net interest income	11,119	10,475
Other income	3,610	2,454
Total Income	$14,729	$12,929

Efficiency ratio (other expense/total income)

GAAP efficiency ratio	58.20%	53.64%
Adjusted efficiency ratio	52.38%	53.64%

Mr. Mark Webb
June 1, 2009
Page Ten
In our future filings, we shall not report any non-GAAP adjustments to our efficiency ratio.
The registrant, Cascade Financial Corporation (the Company), hereby acknowledges to the Securities and Exchange Commission (the Commission), with respect to the Company’s response above to your comments on the Form 10-K for the fiscal year ended December 31, 2008, and the Form 10-Q for the period ended March 31, 2009, and the Form 8-K filed on April 21, 2009, as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please contact Mr. Lars Johnson, Cascade Financial’s CFO. He can be reached directly at (425)-259-8533 or ljohnson@cascadebank.com.
Thank you.
Sincerely,

/s/ Carol K. Nelson
Carol K. Nelson
President & CEO Cascade Financial Corporation
CKN: mmb

cc:	Mr. Lars Johnson Mr. Glen Garrison